Exhibit 2.2
DATE  20 July 2008
INVENSYS INTERNATIONAL HOLDINGS LIMITED
GARDNER DENVER, INC.
SHARE PURCHASE AGREEMENT
relating to the acquisition of
certain shares in CompAir Holdings Limited
Macfarlanes LLP
20 Cursitor Street
London EC4A 1LT

CONTENTS

Clause		Page

1	Definitions, interpretation and third party rights	1
2	Conditions	3
3	Sale and purchase	3
4	Consideration	3
5	Completion	4
6	Vendor Warranties and limitation on liability	4
7	Release by and authority of the Vendor	4
8	Confidentiality and announcements	5
9	Assignment	5
10	General	6
11	Notices	7
12	Governing law and jurisdiction	8

Schedules

1	Completion obligations of the Vendor
2	Vendor Warranties
3	Announcement

SHARE PURCHASE AGREEMENT

DATE	20 July 2008
PARTIES
1	INVENSYS INTERNATIONAL HOLDINGS LIMITED, of Portland House, Bressenden Place, London SW1E 5BF (the “Vendor”)
2	GARDNER DENVER, INC. (a company incorporated in Delaware, USA) whose principal place of business is at 1800 Gardner Expressway, Quincy, IL 62305, USA (“the Purchaser”)
INTRODUCTION
A	The Company is a private company limited by shares.

B	The Vendor has agreed to sell and the Purchaser has agreed to buy the Shares on the terms and subject to the conditions of this Agreement.
AGREEMENT
1	Definitions, interpretation and third party rights
1.1	The Schedules form part of this Agreement and have the same force and effect as if set out in the body of this Agreement. Any reference to this Agreement includes the Schedules.

1.2	In this Agreement, the following words and expressions have the following meanings:

Business Day: any day other than a Saturday, Sunday or any other day which is a public holiday in England;

the Company: CompAir Holdings Limited, a company registered in England and Wales with registered number 04430818;

the Companies Acts: the Companies Act 1985, the Companies Consolidation (Consequential Provisions) Act 1985, the Companies Act 1989, the Companies Act 2006 and Part V of the Criminal Justice Act 1993;

Completion: completion of the sale and purchase of the Shares in accordance with this Agreement;

the Completion Date: the day on which the condition specified in Clause 2 is satisfied;

the Consideration: the sum referred to in Clause 4.1;

Group Company: in relation to any company, any body corporate which is from time to time a holding company of that company, a subsidiary of that company or a subsidiary of a holding company of that company;

Long Stop Date: 31 December 2008 (or such later date as the parties shall agree);

Majority Shareholders: those shareholders who are party to the Share Purchase Agreement;

the Majority Shareholders’ Solicitors: Macfarlanes LLP of 20 Cursitor Street, London, EC4A 1LT;

the Majority Shareholders’ Solicitor’s Account: the client account of the Majority Shareholders’ Solicitors with the Royal Bank of Scotland plc, City Office, 62/63 Threadneedle Street, London EC2R 8LA (Macfarlanes LLP, Client No 1 Account, Account No: 15388776; Sort Code 15-10-00);

the Majority Shares: all of the issued and outstanding shares registered in the names of the Majority Shareholders;

the Parties: the parties to this Agreement;

the Share Purchase Agreement: the share purchase agreement between Nicholas Sanders and others, Alchemy Partners Guernsey Limited, David Rimmer and the Purchaser dated the date of this Agreement for the sale and purchase of all the issued and outstanding shares in the Company registered in the names of the Majority Shareholders;

the Shares: all the issued and outstanding ordinary shares of £1 each in the capital of the Company registered in the name of the Vendor as at the Completion Date;

a third party: any person other than the Parties; and

the Vendor Warranties: the warranties set out in Schedule 2.

1.3	In this Agreement (unless the context requires otherwise):

1.3.1	words and expressions which are defined in the Companies Acts have the same meanings as are given to them in the Companies Acts;

1.3.2	any reference to a statute, statutory provision or subordinate legislation (“legislation”) shall (except where the context requires otherwise) be construed as referring to:
1.3.2.1	such legislation as amended and in force from time to time and to any legislation which (either with or without modification) re-enacts, consolidates or enacts in rewritten form any such legislation; and

1.3.2.2	any former legislation which it re-enacts, consolidates or enacts in rewritten form;
1.4	The Parties agree that save where expressly stated in this Agreement:

1.4.1	no term of this Agreement shall be enforceable by a third party;

1.4.2	a person who is the permitted successor to or assignee of the rights of a Party is deemed to be a party to this Agreement and the rights of such successor or assignee shall, subject to and upon any succession or assignment permitted by this Agreement, be regulated by the terms of this Agreement; and

1.4.3	notwithstanding that any term of this Agreement may become enforceable by a third party, the terms of this Agreement or any of them may be varied, amended or modified or this Agreement may be suspended, cancelled, rescinded or terminated by agreement in writing between the Parties without the consent of any such third party.

2	Conditions

2.1	Completion shall be conditional upon (i) completion of the Share Purchase Agreement (subject only to satisfaction of the condition set out in clause 2.1.4 thereof) and (ii) the simultaneous completion of the sale of all of Majority Shares in accordance with the Share Purchase Agreement.

2.2	If the condition set out in Clause 2.1 shall not have been satisfied by the Long Stop Date, this Agreement (except for the provisions of this Clause and of Clauses 1 (Definitions, interpretation and third party rights), 8 (Confidentiality and announcements), 10.5 (Costs), 11 (Notices) and 12 (Governing law and jurisdiction)) (the “Surviving Provisions”) shall be null and void and of no further effect and, save in respect of any antecedent or subsequent breach of the Surviving Provisions, the Parties shall be released and discharged from their respective obligations under this Agreement.

2.3	The Parties may not waive the condition set out in Clause 2.1.

3	Sale and purchase

3.1	The Vendor shall sell the Shares, with full title guarantee free from all liens, charges, encumbrances and other third party rights and the Purchaser shall purchase the Shares, or procure the purchase of the Shares by the Nominated Subsidiary, with effect from and including the Completion Date to the intent that as from that date all rights and advantages accruing to the Shares, including any dividends or distributions declared or paid on the Shares after that date, shall belong to the Purchaser or, if relevant, the Nominated Subsidiary.

3.2	Neither party shall be obliged to complete the sale or purchase of any of the Shares unless the sale and purchase of all of the Shares and the Majority Shares is completed simultaneously.

3.3	The Purchaser may at any time prior to Completion nominate one of its wholly owned subsidiaries to purchase the Shares by giving the Vendor five Business Days’ prior written notice (the “Nominated Subsidiary”).

4	Consideration

4.1	The consideration for the Shares shall be an amount equal to the sum of: (i) the greatest price per share paid by the Purchaser or if relevant, the Nominated Subsidiary or any other party who acquires any shares in the Company pursuant to the Share Purchase Agreement for any of the other shares in the capital of the Company pursuant to the Share Purchase Agreement or any other agreement relating to the sale of shares in the capital of the Company; multiplied by (ii) the number of Shares sold by the Vendor.

4.2	Any amount paid in respect of a breach of any of the Vendor Warranties shall be deemed to give rise to a corresponding reduction in the Consideration.

5	Completion

5.1	Completion shall take place on the Completion Date at the offices of the Majority Shareholders’ Solicitors when:

5.1.1	the Vendor shall deliver to the Purchaser, or procure the delivery to the Purchaser of, the documents and other items referred to in Schedule 1; and

5.1.2	the Purchaser shall pay, or shall procure that the Nominated Subsidiary pays, the Consideration to the Vendor by way of transfer of funds for value on that date to the Majority Shareholders’ Solicitors’ Client Account marked with the following reference “RBKP/ICM/604504”.

6	Vendor Warranties and limitation on liability

6.1	The Vendor warrants to the Purchaser or, if relevant, the Nominated Subsidiary that each of the Vendor Warranties is true and accurate in all respects.

6.2	The Vendor Warranties shall not in any respect be extinguished or affected by Completion.

6.3	The Vendor Warranties are separate and independent and are not limited or restricted by reference to or inference from the terms of any other provisions of this Agreement or any other Vendor Warranty.

6.4	The maximum aggregate liability of the Vendor in respect of any breach of the Vendor Warranties shall be limited to and shall in no event exceed the amount of the Consideration received by it.

6.5	Clause 6.4 will not apply to exclude or limit the liability of the Vendor to the extent that any claim pursuant to the Vendor Warranties arises by reason of any fraud by or on behalf of the Vendor.

7	Release by and authority of the Vendor

7.1	The Vendor irrevocably and unconditionally waives and releases the Company, each of its subsidiaries and the directors, officers and employees of the Company and each such subsidiary from any claim in its capacity as a shareholder in the Company outstanding against the Company or any such subsidiary or against any of the directors, officers or employees of the Company or any such subsidiary (whether in respect of any breach of contract or monies due to him or on any account whatsoever).

7.2	In order to secure the interest of the Purchaser in the Shares under this Agreement, subject to and with effect from Completion the Vendor irrevocably appoints the Purchaser to be its attorney in its name and on its behalf to attend all general meetings of the Company on its behalf and to exercise all or any of the voting and other rights, powers and privileges attached to the Shares registered in its name.

7.3	The Vendor undertakes subject to and following Completion not to exercise all or any of the voting and other rights, powers and privileges attached to the Shares registered in its name.

8	Confidentiality and announcements

8.1	Subject to the provisions of Clauses 8.2 and 8.3 and save as expressly provided by this Agreement, each of the Parties undertakes with the other that it:

8.1.1	will not communicate or permit communication of the terms of this Agreement (including the names of the Parties) to any third party other than to its professional advisers specifically instructed by it in connection with the transaction referred to in this Agreement and the other shareholders of the Company and their professional advisers; and

8.1.2	will instruct its professional advisers and providers of finance not to communicate or permit communication of the terms of this Agreement (including the names of the Parties) to any third party.

8.2	Subject to the provisions of Clauses 8.3, neither Party shall issue any press release or publish any circular to shareholders or any other public document in each case relating to this Agreement or the matters contained in it, without obtaining the prior written approval of the other Party to its contents and the manner and extent of its presentation and publication or disclosure (such approval not to be unreasonably withheld or delayed).

8.3	The provisions of Clauses 8.1 and 8.2 do not apply to any communication or announcement relating to or connected with or arising out of this Agreement to the extent required to be made by any Party:

8.3.1	by any court or governmental or administrative authority competent to require the same; or

8.3.2	by any applicable law or regulation or the rules of any recognised stock exchange on which the disclosing Party’s shares are traded (regardless of whether such regulation has the force of law).

9	Assignment

9.1	This Agreement shall be binding upon and enure for the benefit of the successors and assignees of the Parties.

9.2	Subject to Clauses 3.3, 9.3 and 9.4, no Party its successors and assignees shall be entitled to assign its rights or obligations under this Agreement without the prior written consent of the other Party.

9.3	The Purchaser may at any time assign the benefit of, or any of its rights (but for the avoidance of doubt, not the burden of its obligations) under, this Agreement to any Group Company of the Purchaser, provided that the Purchaser will procure that any such company to whom it assigns any of its rights under this Agreement shall assign such rights back to the Purchaser, or to another Group Company of the Purchaser, immediately prior to it ceasing to be a Group Company of the Purchaser provided always that (i) the Vendor shall not incur any greater liability than if such assignment had not taken place and (ii) the Vendor may deal with the Purchaser in connection with all matters arising under this Agreement.

9.4	The Vendor may at any time assign the benefit of or any of its rights under (but for the avoidance of doubt, not the burden of its obligations) this Agreement to any Group Company of the Vendor provided that the Vendor will procure that any such company to whom it assigns any of its rights under this Agreement shall assign such rights back to the Vendor, or to another Group Company of the Vendor, immediately prior to it ceasing to be a Group Company of the Vendor provided always that (i) the Purchaser shall not incur any greater liability than if such assignment had not taken place and (ii) the Purchaser may deal with the Vendor in connection with all matters arising under this Agreement.

10	General

10.1	Each Party shall do or procure to be done all such further acts and things and execute or procure the execution of all such other documents as the other Party may from time to time reasonably require for the purpose of giving such Party the full benefit of the provisions of this Agreement.

10.2	This Agreement and the other documents referred to in it constitute the entire agreement between, and understanding of, the Parties with respect to the subject matter of this Agreement and such documents supersede any prior written or oral agreement(s) or arrangement(s) between the Parties in relation thereto.

10.3	The Purchaser acknowledges and agrees that in entering into this Agreement, and the documents referred to in it, it does not rely on, and shall have no remedy in respect of, any statement, representation, warranty or understanding (whether negligently or innocently made) of any person (whether party to this Agreement or not) other than as expressly set out in this Agreement as a Vendor Warranty. The only remedy available to it shall be for breach of contract under the terms of this Agreement. Nothing in this Clause shall, however, operate to limit or exclude any liability for fraud.

10.4	Save in the event that the Share Purchase Agreement is terminated pursuant to clause 2.3 thereof and pursuant to clause 2.2, in the event of any breach of this Agreement or in any other circumstances, neither Party shall be entitled to rescind or otherwise terminate this Agreement.

10.5	The Vendor waives any rights of pre-emption over (i) the Shares and (ii) any other shares or loans in the capital of the Company the sale of which to the Purchaser is completed on or around the Completion Date, conferred on them or held by them either by virtue of the Company’s Articles of Association or by express agreement or otherwise.

10.6	Each Party shall pay his or its own costs and expenses of and incidental to the negotiation, preparation, execution and implementation by it of this Agreement, of each document referred to in it and the sale and purchase of the Shares.

10.7	Without prejudice to Clause 10.6, all stamp, transfer, registration and other similar taxes, duties and charges payable in connection with the transactions contemplated by this Agreement, and the documents referred to in it, shall be paid by the Purchaser.

10.8	The failure or delay of any of the Parties at any time or times to require performance of any provision of this Agreement shall not affect its right to enforce such provision at a later time.

10.9	No waiver by any of the Parties of any condition or of the breach of any term, covenant, representation, warranty or undertaking contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, covenant, representation, warranty or undertaking in this Agreement.

10.10	This Agreement or any of the documents referred to in it may be amended, modified, superseded or cancelled and any of its terms, covenants, representations, warranties, undertakings or conditions may be waived only by an instrument in writing signed by (or by some person duly authorised by) each of the Parties or, in the case of a waiver, by the Party waiving compliance.

10.11	This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, and all the counterparts together shall constitute one and the same instrument.

11	Notices

Any notice given under this Agreement shall be in writing and shall be served by delivering it personally or sending it by pre-paid recorded delivery or registered post to the address and for the attention of the relevant Party set out in this Agreement (or as otherwise notified by that Party under this Agreement) or in the case of the Vendor, as set out in Clause 11.3. Any such notice shall be deemed to have been received:

11.1.1	if delivered personally, at the time of delivery;

11.1.2	in the case of pre-paid recorded delivery or registered post, 48 hours from the date of posting.

Provided that if deemed receipt (but for this proviso) would have occurred before 9 a.m. on a Business Day the notice shall be deemed to have been received at 9 a.m. on that day, and if deemed receipt (but for this proviso) would have occurred after 5 p.m. on a Business Day, or on a day which is not a Business Day, the notice shall be deemed to have been received at 9 a.m. on the next Business Day. For the purpose of this Clause, “Business Day” means any day which is not a Saturday, a Sunday or a public holiday in the place at or to which the notice is left or sent.

11.2	In proving such service it shall be sufficient to prove that the envelope containing such notice was addressed to the address of the relevant Party set out in this Agreement (or as otherwise notified by that Party under this Agreement) and delivered either to that address or into the custody of the postal authorities as a pre-paid recorded delivery or registered post letter (or as otherwise notified by that Party under this Agreement).

All notices to the Vendor shall be addressed as follows (and shall be confirmed by fax):

Address:	Invensys Plc Portland House Bressenden Place London SW1E 5BF
Marked for the attention of: the General Counsel

Fax Number: +44 (0) 207 821 3840

11.3	For the avoidance of doubt, notice given under this Agreement shall not be validly served if sent by e-mail.

12	Governing law and jurisdiction

12.1	This Agreement shall be governed by and construed in accordance with the laws of England.

12.2	The Parties submit to the exclusive jurisdiction of the courts of England and Wales as regards any claim, dispute or matter arising out of or relating to this Agreement or any of the documents to be executed pursuant to this Agreement.

12.3	The Purchaser irrevocably appoints Baker McKenzie LLP of 100 New Bridge Street, London EC4V 6JA as its agent to receive on its behalf in England service of any proceedings arising out of or in connection with this Agreement (provided that any notice delivered to such agent shall be marked “For the attention of the Litigation Partner: Process of Service”). Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by the Purchaser).

12.4	Each Party irrevocably consents to any process in any legal action or proceedings arising out of or in connection with this Agreement being served on it in accordance with the provisions of this Agreement relating to service of notices. Nothing contained in this Agreement shall affect the right to serve process in any other manner permitted by law.
Executed as a deed and delivered on the date set out at the head of this Agreement.

SCHEDULE 1
Completion obligations of the Vendor
At Completion the Vendor shall deliver or procure to be delivered to the Purchaser
1	duly executed transfer(s) in favour of the Purchaser (or the Nominated Subsidiary) in respect of the Shares together with certificates for such Shares or an indemnity in the usual form in relation thereto; and

2	a copy of any power of attorney under which this Agreement, or any of the transfers or other documents referred to in this Schedule, is executed and evidence of the authority of any person signing on behalf of any corporate entity.

SCHEDULE 2
Vendor Warranties
1	Capacity

1.1	The Vendor has full power to enter into and perform this Agreement and this Agreement constitutes binding obligations of the Vendor in accordance with its terms.

1.2	The execution and delivery of this Agreement by the Vendor and the performance of and compliance with its terms and provisions will not conflict with or result in a breach of, or constitute a default under any court order, judgment or contract that applies to or binds the Vendor or any of his property.

1.3	No consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any court or governmental or administrative authority is required to be obtained, or made, by the Vendor to authorise the execution or performance of this Agreement by the Vendor.

2	Title

2.1	All of the Shares are fully paid or credited as fully paid.

2.2	The Shares are legally and beneficially owned by the Vendor free from all liens, charges, equities, encumbrances or interests of any nature whatsoever, or any agreement, arrangement or obligation to create any of the same, in favour of any other person.

SCHEDULE 3
Announcement
• July 2008
Invensys disposes of 18% shareholding in CompAir
Invensys announces that it has entered into an agreement to sell its 18% shareholding in CompAir Holdings Ltd. The net cash proceeds are expected to be in the region of £ 25m.
The sale is subject to customary regulatory clearances and is expected to complete in the fourth quarter of 2008. Invensys sold the CompAir business to the Alchemy Plan (a group of funds advised by Alchemy Partners LLP) and CompAir management in 2002 but retained an 18% stake. The proceeds will be added to general corporate funds.

SIGNED as a deed by	)	/s/ J. G. du Plessis
INVENSYS INTERNATIONAL	)	J. G. du Plessis
HOLDINGS LIMITED	)
acting by its duly appointed attorney	)
in the presence of:

/s/ Jessica Wildgose

Name:	Jessica Wildgose

Address:	08 Lots Rd Chelsea London

Occupation:	Company Secretarial Assistant

SIGNED as a deed by	)
GARDNER DENVER, INC.	)
Acting by its President and	)
Chief Executive Officer:	)

/s/ Barry L. Pennypacker
Name:	Barry L. Pennypacker
Title:	President and Chief Executive Officer